Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11329

SUPPLEMENT DATED MAY 12, 2023

TO OFFERING CIRCULAR DATED MARCH 29, 2021

TriplePulse, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 29, 2021 of TriplePulse, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular dated March 29, 2021 is available HERE.

The Post-Qualification Amendment to the Offering Circular dated June 13, 2022 is available HERE.

The purpose of this supplement is to

•	Announce the Company’s intention to terminate the offering described in the Offering Circular on June 14, 2023, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after June 14, 2023 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.